Filed by Prologis, Inc. (SEC File No. 001-13545)

Pursuant to Rules 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934 as amended.

Subject Company: Liberty Property Trust, Inc.

Commission File No.: 001-13130

Email to Prologis employees

From: Gene Reilly

Sent: Sunday, October 27, 2019

To: DL-Prologis-All-Global

Subject: Liberty Property Trust Transaction

Dear Colleagues,

I am excited to share with you that we have just announced the acquisition of Liberty Property Trust. You can read more about the transaction in the attached press release.

I have long considered Liberty’s portfolio to be one of the very best in the U.S. and highly complementary to our own. This transaction offers us the opportunity to acquire a portfolio that includes excellent logistics real estate in some of our key markets in the U.S. We’ll also have more ways to work with existing customers while adding some new relationships to our roster.

We want to make sure everyone understands our unique ability to make real estate more valuable when it becomes part of our platform.

You’ll hear more from me as we move toward the deal close, which is expected in the first quarter of 2020. We’re hosting a call for investors tomorrow at 7:00 a.m. PT/10:00 a.m. ET— please listen to the webcast if you can. In addition, Ed, Tom and I will host a meeting in the SF office tomorrow at 12:30 p.m. PT to discuss this transaction in more detail and answer your questions. Ed will also host a meeting for our Denver colleagues on Tuesday at 3:00 pm MT. Invites for these events will be forthcoming.

With respect to personnel decisions, we expect to add some talented colleagues from Liberty in some markets to operate and manage the expanded portfolio and development pipeline. We will look to Liberty personnel and others to fill these new positions. With respect to Prologis, it will be business as usual. We’re committed to keeping all employees up to date during the acquisition process, but should you have any further questions or concerns, please reach out to Executive Committee members or your regional leadership teams.

Thank you for your ongoing support and commitment to making Prologis the leading company in logistics real estate.

Gene

Additional Information

In connection with the proposed transaction, Prologis will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a document that serves as a prospectus of Prologis and a proxy statement of Liberty (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Liberty’s shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Prologis or Liberty. The documents filed by Prologis with the SEC may be obtained free of charge at Prologis’ website at the Investor Relations section of www.ir.prologis.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Prologis by requesting them from Investor Relations by mail at Pier 1, Bay 1, San Francisco, CA 94111 or by telephone at 415-394-9000. The documents filed by Liberty with the SEC may be obtained free of charge at Liberty’s website at the Investor Relations section of https://ir.libertyproperty.com/ or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Liberty by requesting them by mail from Investor Relations, at 650 East Swedesford Road, Suite 400, Wayne, PA 19087.

Participants in the Solicitation

Prologis and Liberty and their respective directors, trustees and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Prologis’ directors and executive officers is available in Prologis’ Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and in its proxy statement dated March 22, 2019, for its 2019 Annual Meeting of Shareholders. Information about Liberty’s trustees and executive officers is available in Liberty’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and in its proxy statement dated April 26, 2019, for its 2019 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Prologis or Liberty as indicated above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.